EXHIBIT 10.4


STAGE STORES, INC.

STOCK APPRECIATION RIGHTS AGREEMENT


        THIS STOCK APPRECIATION RIGHTS AGREEMENT (the "Agreement") is made effective as of the _____ day of _____, 20___ (the "Date of Grant"), by and between Stage Stores, Inc., a Nevada corporation (hereinafter called the "Company"), and _____, an employee of the Company, its subsidiaries or its affiliates (hereinafter called the "Employee").

        WHEREAS, the Board of Directors of the Company (the "Board") has adopted the Stage Stores, Inc. Amended and Restated 2001 Equity Incentive Plan (the "Plan"), as it may be amended from time to time; and

        WHEREAS, the Company considers it desirable and in the Company's best interests that the Employee be given an opportunity to acquire Common Shares in furtherance of the Plan to provide incentive for the Employee to remain an employee of the Company, its subsidiaries or its affiliates and to promote the growth, earnings and success of the Company.

        NOW, THEREFORE, in consideration of the premises, it is agreed as follows:

        1.   **GRANT OF SARS.**   The Company hereby grants to the Employee stock appreciation rights with respect to a total of _____ (_____) Common Shares (the "SARs"), in the manner and subject to the conditions as hereinafter provided. For purposes of this Agreement, "Common Shares" shall mean the Company's presently authorized voting common stock, par value $0.01.

        2.   **GRANT PRICE.**   The exercise price for the SARs shall be $_____ per Common Share (the "Grant Price") which is the Fair Market Value of a Common Share on the Date of Grant. For purposes of this Agreement, Fair Market Value means the closing price on that date, or on the next business day if that date is not a business day, of a Common Share as the price is reported on the applicable exchange or market on which the Common Shares are traded; provided that, if the Common Shares shall not be reported on an exchange or market, the fair market value of Common Shares shall be as determined in good faith by the Board in such reasonable manner as it may deem appropriate in accordance with applicable law. For purposes of this Agreement, reference to the "Board" shall include the Compensation Committee to the extent that the Board has designated the Compensation Committee to administer the Plan.

        3.   **TERM, VESTING AND LIMITATION ON EXERCISE.**   The SARs may be exercised during a period of seven (7) years from the Date of Grant (the "Term"). The SARs may not be exercised after the expiration of the Term. The SARs shall vest and become exercisable by the Employee according to the following schedule:

Period from Date of Grant	Cumulative Percentage of SARs Which May Be Exercised
1 year	25%
2 years	50%
3 years	75%
4 years	100%

Notwithstanding the above, in the event of a Change of Control (as defined in Section 23 of this Agreement), all SARs granted under this Agreement shall immediately vest and be exercisable by Employee.

4. **EXERCISE OF SARS.** To exercise the SARs, the Employee or his or her successor shall give written notice to the Company's Treasurer at the Company's principal office of the number of SARs to be exercised and the date of such exercise (the "Exercise Date"). If the SARs are exercised by the successor of the Employee following the Employee's death, proof shall be submitted, satisfactory to the Company, of the right of the successor to exercise the SARs. The SARs may only be exercised to the extent such SARs are vested under this Agreement.

Upon exercise of SARs, the Employee shall be entitled to that number of Common Shares having an aggregate Fair Market Value, as of the Exercise Date, equal to the excess of (a) the Fair Market Value, as of the Exercise Date, of a Common Share over (b) the Grant Price, multiplied by the total number of SARs being exercised. SARs may be exercised only with respect to full Common Shares, and no fractional Common Shares shall be issued under this Agreement. In no event may a SAR be settled under this Agreement in cash. This Agreement does not include any features allowing the Employee to defer recognition of income past the Exercise Date.

5. **ISSUANCE OF COMMON SHARES.** Prior to issuance of Common Shares under this Agreement, Employee must provide the Company with a written statement that the Common Shares are being acquired for investment and not with a view to distribution; however, this statement shall not be required if the Common Shares subject to the SARs are registered with the Securities and Exchange Commission. Common Shares issued pursuant to this Agreement which have not been registered with the Securities and Exchange Commission shall bear the following legend:

> **The Securities represented by this Certificate have not been registered under the United States Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The Securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.**

The Company shall not be required to transfer or deliver any certificate or certificates for Common Shares acquired upon any exercise of SARs until after compliance with all then applicable requirements of law.

6. **DEATH OF EMPLOYEE.** Upon the death of the Employee, the SARs shall vest and may be exercised by the Employee's estate, or by a person who acquires the right to exercise the SARs by bequest or inheritance or by reason of the death of the Employee, provided that the exercise occurs within the remaining Term, but in no event more than one (1) year after the date of the Employee's death. Any portion of the SARs not exercised within such 1-year period shall terminate. The provisions of this Section 6 shall apply notwithstanding the fact that the Employee's employment may have been terminated prior to his or her death, but only to the extent of the portion of the SARs exercisable by the Employee on the date of his or her death.

7. **RETIREMENT OR DISABILITY OF EMPLOYEE.** Upon the termination of the Employee's employment with the Company by reason of the retirement or permanent disability of the Employee (as each is determined by the Board in accordance with the Plan), the SARs shall vest and the Employee may, within sixty (60) days from the date of the termination, exercise the SARs, provided that the exercise occurs within the remaining Term. Any portion of the SARs not exercised within such 60-day period shall terminate.

8. **OTHER TERMINATION OF EMPLOYMENT.** Upon the termination of the Employee's employment with the Company other than as provided in Sections 6 and 7 above, the Employee may, within sixty (60) days from the date of the termination, exercise the SARs to the extent the SARs was exercisable on the date of the termination of Employee's employment with the Company, provided that the exercise occurs within the remaining Term. Any portion of the SARs not exercised within such 60-day period shall terminate.

9. **GENERAL RESTRICTIONS.** The SARs shall be subject to the requirement that, if at any time the Board shall determine that (i) the listing, registration or qualification of the shares of Common Shares subject or related thereto upon any securities exchange or under any state or Federal law, (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the Employee with respect to the disposition of Common Shares is necessary or desirable as a condition of, or in connection with, the granting of the SARs or the issue of Common Shares thereunder, the granting of the SARs or the issue of the Common Shares may not be consummated in whole or in part unless the listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Board.

10. **ASSIGNMENT.** The rights under this Agreement shall not be assignable or transferable by the Employee, except by will or by the laws of descent and distribution. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the rights under this Agreement contrary to the provisions hereof shall be null and void and without effect. During the lifetime of the Employee, any right under this Agreement shall be exercisable only by the Employee or his or her guardian or legal representative.

11. **WITHHOLDING TAXES.** Whenever the Company proposes or is required to issue or transfer Common Shares under this Agreement, the Company shall have the right to

require the Employee to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for the Common Shares. Alternatively, the Company may issue or transfer the Common Shares net of the number of shares sufficient to satisfy the statutory minimum withholding tax requirements. For withholding tax purposes, the Common Shares shall be valued on the date the withholding obligation is incurred.

12. **RIGHT TO TERMINATE EMPLOYMENT.** Nothing in this Agreement shall confer upon the Employee the right to continue in the employment of the Company, its subsidiaries or its affiliates or affect any right which the Company, its subsidiaries or its affiliates may have to terminate the employment of the Employee.

13. **RIGHTS AS A SHAREHOLDER.** Neither the Employee, his or her legal representative, nor other persons entitled to exercise the SARs under this Agreement shall have any rights of a shareholder in the Company with respect to the shares issuable upon exercise of the SARs unless and until a certificate or certificates representing the Common Shares shall have been issued to him or her pursuant to the terms hereof.

14. **ADJUSTMENTS.** In the event of any change in the outstanding common stock of the Company by reason of stock splits, reverse stock splits, stock dividends or distributions, recapitalization, reorganization, merger, consolidation, split-up, combination, exchange of shares or the like, the Board shall appropriately adjust the number of Common Shares issued under this Agreement, the Grant Price, and any and all other matters deemed appropriate the Board.

15. **STOCK RESERVED.** The Company shall at all times during the term of this Agreement reserve and keep available the number of Common Shares as will be sufficient to satisfy the terms of this Agreement.

16. **SEVERABILITY.** Every part, term or provision of this Agreement is severable from the others. Notwithstanding any possible future finding by a duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

17. **NOTICE.** Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail, postage prepaid, addressed to the Company or the Employee at their last known address.

18. **GOVERNING LAW.** This Agreement shall be construed in accordance with and governed by the applicable Federal law and, to the extent otherwise applicable, the laws of the State of Nevada.

19. **HEADINGS.** The headings in this Agreement are for convenience only and shall not be used to interpret or construe the provisions.

20. **BINDING EFFECT.** This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company.

21. INCORPORATION OF PLAN. The SARs are granted pursuant to the terms of the Plan, which is incorporated herein by reference, and the SARs shall in all respects be interpreted in accordance with the Plan. Any capitalized term not otherwise defined in this Agreement shall have the meaning as defined in the Plan.

22. CHANGE IN CONTROL. In the event of a Change in Control, all SARs granted under this Agreement shall immediately vest and be exercisable by Employee. For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred:

(a) on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities (the "Trigger Date"), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the "Incumbent Board") are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

(b) as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

(c) the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii) An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii) A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv) An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person's status is determined immediately after the transfer of the assets.

23.   **MODIFICATION.** This Agreement is intended to be exempt from or otherwise comply with the provisions of Section 409A of the Internal Revenue Code, as amended (the "Code"). The Company may change or modify the terms of this Agreement without the Employee's consent or signature if the Company determines, in its sole discretion, that such change or modification is necessary for purposes of compliance with or exemption from the requirements of Section 409A of the Code or any regulations or other guidance issued thereunder. Notwithstanding the previous sentence, the Company may also amend the Plan or this Agreement or revoke the SARs to the extent permitted by the Plan.

IN WITNESS WHEREOF, the parties hereto have caused this Stock Appreciation Rights Agreement to be executed as of the Date of Grant.

"COMPANY"   STAGE STORES, INC.,

                             By: _____
                             Name: _____
                             Title: _____

"EMPLOYEE"

                             _____
                             _____, an individual